SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HAWAIIAN TELCOM HOLDCO, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

420031106
(CUSIP Number)

Adam Tarkan
One Sound Shore Drive, Suite 200.
Greenwich, CT 06830
Telephone: (203) 552-0888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420031106	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 420031106	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON
STEPHEN H. DECKOFF

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
IN, HC

CUSIP No. 420031106	SCHEDULE 13D	Page 4 of 5 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by the undersigned Reporting Persons pursuant to §240.13d-2(a) with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Hawaiian Telcom Holdco, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 1177 Bishop Street, Honolulu, HI 96813.  This Amendment No. 2 amends and supersedes the statement on Schedule 13D filed by the Reporting Persons on November 20, 2015, as amended by Amendment No. 1 filed on February 25, 2016, (collectively, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 2, 2018, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 9, 2017, among the Company, Cincinnati Bell Inc., an Ohio corporation (“Cincinnati Bell”), and Twin Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Cincinnati Bell (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Cincinnati Bell.

Pursuant to the Merger Agreement, at the effective time of the Merger on July 2, 2018, each Share was cancelled and converted into the right to receive, without interest and subject to applicable tax withholding, at the holder of such Share’s election and subject to proration as set forth in the Merger Agreement, into: (i) 1.6305 common shares, par value $0.01 per share, of Cincinnati Bell (the “Cincinnati Bell Common Shares”); (ii) 0.6522 Cincinnati Bell Common Shares and $18.45 in cash; or (iii) $30.75 in cash.  Any fractional Cincinnati Bell Common Shares will be paid out in cash.

Because the proration procedures have not been completed as of the date of this filing, it is not possible to determine the exact merger consideration to be received by the Reporting Persons for the Shares disposed of in the Merger. The closing price of Cincinnati Bell Common Shares on July 2, 2018 was $15.65. As a result of the closing of the Merger, the Reporting Persons ceased to be the beneficial owner of any Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a, b)	As a result of the closing of the Merger on July 2, 2018, the Reporting Persons ceased to be the beneficial owner of any Shares.

(c)	The response to Item 4 of this Amendment No. 2 is incorporated by reference herein. There were no other transactions in the Shares by the Reporting Persons in the past sixty days.

(d)	This Item 5(d) is not applicable.

(e)	On July 2, 2018, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

CUSIP No. 420031106	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 9, 2018

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff
Stephen H. Deckoff
Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff